UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002.

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from [          ] to [          ].

Commission File No. 1-9195

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KB Home
401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KB Home
10990 Wilshire Boulevard
Los Angeles, California 90024

F I N A N C I A L   S T A T E M E N T S   A N D   S U P P L E M E N T A L   S C H E D U L E
KB Home 401(k) Savings Plan
Years ended December 31, 2002 and 2001
with Report of Independent Auditors

KB Home 401(k) Savings Plan

Audited Financial Statements and Supplemental Schedule

Years ended December 31, 2002 and 2001

Report of Independent Auditors

To the Administrative Committee, as Plan Administrator
of the KB Home 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the KB Home 401(k) Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Los Angeles, California
May 5, 2003

KB Home 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001

Assets
Investments, at fair value	$71,020,164	$72,103,311
Receivables	–	47,292

Net assets available for benefits	$71,020,164	$72,150,603

See accompanying notes.

KB Home 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2002	2001

Additions:
Contributions from:
Plan participants	$10,910,432	$9,420,291
Employer, net of forfeitures	5,444,195	4,467,567

	16,354,627	13,887,858
Investment income (loss):
Interest and dividends	1,153,128	1,725,949
Net depreciation in fair value of investments	(9,820,262)	(6,835,066)

	(8,667,134)	(5,109,117)

Total additions	7,687,493	8,778,741

Deductions:
Benefits paid to participants	8,777,879	8,040,375
Administrative expenses	40,053	39,919

Total deductions	8,817,932	8,080,294

Net (decrease) increase in net assets available for benefits	(1,130,439)	698,447
Net assets available for benefits:
Beginning of year	72,150,603	71,452,156

End of year	$71,020,164	$72,150,603

See accompanying notes.

KB Home 401(k) Savings Plan

Notes to Financial Statements

December 31, 2002

1.     General Description of the Plan

The KB Home 401(k) Savings Plan (the Plan), formerly Kaufman and Broad Home Corporation Amended and Restated 401(k) Savings Plan, is a defined contribution plan in which salaried employees of KB Home (the Company) were eligible to enroll on January 1, April 1, July 1 or October 1 following the completion of 1,000 hours of service with the Company computed from the date of employment, or full-time employment for six months. Effective September 1, 2001, all employees are eligible to participate on the first day of the month following the date of hire.

Participants electing to participate in the Plan may contribute up to 15% of their annual compensation, on a pretax basis, by means of payroll deduction. Participants may also contribute up to an additional 9% of their annual compensation, on an after tax basis, also by means of payroll deduction. All contributions must be in whole percentages. Pretax contributions are eligible for tax deferred treatment up to the limits provided by the Tax Reform Act of 1986, as adjusted for cost of living.

Unless otherwise elected by the Board of Directors, the Company will match the participant’s pretax contribution up to 6% of annual base salary (determined without regard to bonuses and a maximum of $50,000 of regular earnings for commission employees). Company matching contributions and related investment income vest to participants over five years.

Plan assets are held by Fidelity Management Trust Company, Inc. (the Trustee). Plan participants may direct the investment of their funds among one or more of the several fund options offered by the Plan.

Terminating participants may elect (with spousal consent) to withdraw their contributions, vested Company contributions and related investment income as a lump-sum payment. In the absence of a valid election, the participant’s vested benefits will be distributed in the form of a Qualified Joint and Survivor Annuity or a Qualified Preretirement Survivor Annuity, or in a lump sum if the actuarial equivalent is not more than $5,000. Effective December 1, 2001, the participant is able to withdraw their vested Company contributions and related income as a lump sum without spousal consent.

Nonvested Company contributions for terminated employees are forfeited and used by the Company to reduce future employer contributions. For the years ended December 31, 2002 and 2001, the Company used $656,996 and $1,052,626, respectively, of forfeitures to reduce employer contributions. The forfeiture balances available to offset future employer contributions were $86,431 and $157,915 at December 31, 2002 and 2001, respectively.

KB Home 401(k) Savings Plan

Notes to Financial Statements (continued)

1.     General Description of the Plan (continued)

The Plan allows participant loans and hardship withdrawals subject to certain limitations.

In the event of Plan termination, benefits of all affected participants, if not already so, shall become 100% vested and nonforfeitable.

2.     Summary of Significant Accounting Policies

The financial statements of the Plan are prepared on an accrual basis. Investment income is recorded as earned. Distributions of Plan benefits to withdrawn participants are recorded when distributed. Expenses incurred in the administration of the Plan are paid by the Company. Expenses incurred related to terminated participants and participant loans are paid by the Plan.

The financial statements are based on information provided to the Company and certified as complete and accurate by the Trustee. Certain adjustments have been made to the financial statements provided by the Trustee in order for them to conform to the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.     Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits between the financial statements and the Form 5500:

	December 31,
	2002	2001

Net assets available for benefits per financial statements	$71,020,164	$72,150,603
Liability recorded in the Form 5500 for amounts due to withdrawn participants	—	(1,804)

Net assets available for benefits per the Form 5500	$71,020,164	$72,148,799

KB Home 401(k) Savings Plan

Notes to Financial Statements (continued)

3.     Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants between the financial statements and Form 5500:

	December 31,
	2002	2001

Benefits paid to participants per financial statements	$8,777,879	$8,040,375
Add amounts related to withdrawn participants at year end	—	1,804
Less amounts related to withdrawn participants from previous year	(1,804)	—

Benefits paid to participants per the Form 5500	$8,776,075	$8,042,179

4.     Investments

Investments are valued at fair value, which is determined daily by the Trustee through reference to published market information using closing prices on the valuation date.

The fair value of the Plan’s individual investments that represent five percent or more of the Plan’s net assets as of December 31, 2002 and 2001, was as follows:

	December 31,
	2002	2001

Fidelity Asset Manager	$4,611,908	$5,133,598
Fidelity Contrafund	8,163,624	9,051,965
Fidelity Equity Income	7,094,087	8,039,048
Fidelity Intermediate Bond	6,228,396	*
Fidelity Low Priced Stock	5,010,813	3,649,798
Fidelity Magellan	11,996,323	16,111,972
Fidelity Retirement Money Market	9,914,685	9,428,050
Strong Growth	4,292,297	5,108,168
KB Home Common Stock	4,785,702	*

*Investment balance was less than 5% of the Plan’s net assets

KB Home 401(k) Savings Plan

Notes to Financial Statements (continued)

4.     Investments (continued)

Net appreciation (depreciation) of the Plan’s investments (including investments bought, sold, and held during the year) during the years ended December 31, 2002 and 2001, was as follows:

	Year ended
	December 31,
	2002	2001

Mutual funds	$(11,177,280)	$(7,425,117)
Common stock	1,357,018	590,051

	$(9,820,262)	$(6,835,066)

5.     Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated February 28, 2002, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

KB Home 401(k) Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification #95-3666267, Plan #001

December 31, 2002

	Description	Current
Identity of Issue	of Asset	Value

Fidelity Mutual Funds*:
Fidelity Asset Manager	334,196 shares	$4,611,908
Fidelity Consumer Index	1,056 shares	20,368
Fidelity Contrafund	211,493 shares	8,163,624
Fidelity Cyclical Index	2,982 shares	35,516
Fidelity Equity Income	178,828 shares	7,094,087
Fidelity Financial	1,529 shares	135,760
Fidelity Freedom Income	9,077 shares	96,220
Fidelity Freedom 2000	3,755 shares	41,340
Fidelity Freedom 2010	26,326 shares	301,168
Fidelity Freedom 2020	32,019 shares	340,682
Fidelity Freedom 2030	23,516 shares	240,806
Fidelity Freedom 2040	19,606 shares	114,894
Fidelity Healthcare	1,487 shares	151,670
Fidelity Intermediate Bond	580,466 shares	6,228,396
Fidelity Low-Priced Stock	199,079 shares	5,010,813
Fidelity Magellan	151,929 shares	11,996,323
Fidelity Natural Resources	1,722 shares	19,045
Fidelity Overseas	56,933 shares	1,252,517
Fidelity Retirement Money Market	9,914,685 shares	9,914,685
Fidelity Technology	7,029 shares	265,002
Fidelity Utilities GR	1,531 shares	40,406
Spartan US Equity Index	78,402 shares	2,442,236
Franklin Templeton –Developing Markets Trust I	89,909 shares	899,087
Strong Capital Management – Strong Growth Fund	324,928 shares	4,292,297
KB Home Stock Fund:
Common Stock*	111,685 shares	4,785,702
Cash	263,287 shares	324,466
Participant loans*	Interest rates ranging
	from 5.75% to 10.5%
	with maturity dates
	through 2031	2,201,146

		$71,020,164

*Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KB Home 401 (k) Savings Plan

Dated: June 26, 2003	By: /s/ Domenico Cecere
Domenico Cecere
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Sequentially
Exhibit No.	Description	Numbered Page

23.1	Consent of Independent Auditors